SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

LSB Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

502160104
(CUSIP Number)

December 24, 2015
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502160104	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON TTR Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 58,503
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 58,503
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,503
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.26%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 502160104	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Tontine Asset Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 829,020
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 829,020
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 829,020
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.63%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 502160104	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON TTR Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 320,478
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 320,478
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,478
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.40%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 502160104	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,208,001
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,208,001
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,208,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.30%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 502160104	13G	Page 6 of 11 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is LSB Industries, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 16 South Pennsylvania Avenue, Oklahoma City, Oklahoma 73107.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) TTR Management, LLC, a Delaware limited liability company organized under the laws of the State of Delaware ("TTRM"), which serves as general partner to TTR Overseas Master Fund, L.P. ("TTRMF"), with respect to the shares of Common Stock directly owned by TTRMF;

(ii) Tontine Asset Associates, LLC, a limited liability company organized under the laws of the State of Delaware ("TAA"), which serves as general partner of Tontine Capital Overseas Master Fund II, LP ("TCOM II"), with respect to the shares of Common Stock directly owned by TCOM II;

(iii) TTR Associates, LLC, a limited liability company organized under the laws of the State of Delaware ("TTRA"), which serves as the investment adviser to certain managed accounts, with respect to shares held by certain managed accounts managed by it;

(iv) Jeffrey L. Gendell, a United States citizen ("Mr. Gendell"), with respect to the shares of Common Stock owned directly by TTRMF, TCOM II and certain managed accounts managed by TTRA.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 1 Sound Shore Drive, Suite 304, Greenwich, CT 06830-7251.

Item 2(c).	CITIZENSHIP

See Item 2(a) above.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, $0.10 par value (the "Common Stock").

CUSIP No. 502160104	13G	Page 7 of 11 Pages

Item 2(e).	CUSIP NUMBER

502160104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please
specify the type of institution:	Not applicable.

Item 4.	OWNERSHIP

A.	TTR Management, LLC
	(a)	Amount beneficially owned: 58,503
	(b)	Percent of class: 0.26%. The percentages used herein and in the rest of Item 4 are calculated based upon the 22,811,262 shares of Common Stock issued and outstanding as of October 30, 2015, as set forth in the Company's Quarterly Report Form 10-Q for the quarterly period ended September 30, 2015 filed on November 9, 2015.
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 58,503
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 58,503

CUSIP No. 502160104	13G	Page 8 of 11 Pages

B.	Tontine Asset Associates, LLC
	(a)	Amount beneficially owned: 829,020
	(b)	Percent of class: 3.63%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 829,020
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 829,020

C.	TTR Associates, LLC
	(a)	Amount beneficially owned: 320,478
	(b)	Percent of class: 1.40%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 320,478
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 320,478

D.	Jeffrey L. Gendell
	(a)	Amount beneficially owned: 1,208,001
	(b)	Percent of class: 5.30%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,208,001
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,208,001

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

TTRM, the general partner of TTRMF, has the power to direct the affairs of TTRMF, including directing the receipt of dividends from or the proceeds from the sale of such shares. TAA, the general partner of TCOM II, has the power to direct the affairs of TCOM II, including directing the receipt of dividends from or the proceeds from the sale of such shares. TTRA has to power to direct the affairs of certain managed accounts managed by it, including directing the receipt of dividends from or the proceeds from the sale of such shares. Mr. Gendell is the Managing Member of TTRM, TAA and TTRA and in that capacity directs their operations.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

CUSIP No. 502160104	13G	Page 9 of 11 Pages

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 502160104	13G	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 6, 2016

/s/ JEFFREY L. GENDELL
Jeffrey L. Gendell, individually, and as managing member of TTR Management, LLC, for itself and as the general partner of TTR Overseas Master Fund, L.P., and as managing member of Tontine Asset Associates, LLC for itself and as the general partner of Tontine Capital Overseas Master Fund II, L.P., and as managing member of TTR Associates, LLC.

CUSIP No. 502160104	13G	Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: January 6, 2016

/s/ JEFFREY L. GENDELL
Jeffrey L. Gendell, individually, and as managing member of TTR Management, LLC, for itself and as the general partner of TTR Overseas Master Fund, L.P., and as managing member of Tontine Asset Associates, LLC for itself and as the general partner of Tontine Capital Overseas Master Fund II, L.P., and as managing member of TTR Associates, LLC.